UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned previously notified the Securities and Exchange Commission on Form N-6F, filed on May 2, 2011, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Special Value Continuation Partners, LP

Address of Principal Office:	c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405

Telephone Number:	(310) 566-1094

Name and address for agent for service of process:	Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405

This Amendment No. 1 to the Form N-6F filed on May 2, 2011 is necessary because of delays in the completion of the undersigned’s registration statement, which delays were unforeseen at the time of the original filing.

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Santa Monica and in the State of California on the 24th day of August, 2011.

SPECIAL VALUE CONTINUATION
PARTNERS, LP

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	President and Director

By:	/s/ Elizabeth Greenwood
Name:	Elizabeth Greenwood
Title:	Secretary and
Chief Compliance Officer